Exhibit 4.7

PERSONAL EMPLOYMENT AGREEMENT

This Personal Employment Agreement (this “Agreement”) is executed as of April 9th ,2013, and effective as of January 1, 2013 (the "Effective Date"), by and between Mazor Robotics Ltd., company no. 513009043, a company organized under the laws of the State of Israel, having its principal office at 7 HaEshel St., Caesarea Park, Israel (the “Company”) and Ori Hadomi, ID No. 22936025, residing at Vitkin 37, Ramat Hasharon, Israel (the “CEO” or "Employee").

WHEREAS,      since Jan  1, 2003 the CEO is acting as the Company's Chief Executive Officer and since August 2010  as Mazor Robotics Inc.'s ("Mazor US"), a fully owned subsidiary of the Company, Chief Executive Officer and as Chairman of its Board of Directors ; and

WHEREAS,      since August, 2010 the CEO was stationed in the US as part of his duties as Mazor US's CEO. and during that time the CEO took a leave of absence from the Company; and

WHEREAS,      the parties wish that the CEO will return to Israel and stop his leave of absence from the Company, continue to serve the Company as the Company's CEO under the terms and the conditions of this Agreement as detailed below ; and

WHEREAS,      the parties desire to state the terms and conditions of the CEO's engagement by the Company, commencing as of the Effective Date, as set forth below.

NOW THEREFORE, in consideration of the mutual promises contained herein, the parties hereto hereby declare and agree as follows:

1.	Appointment; the Position

1.1.
Upon the terms and subject to the conditions set forth in this Agreement, the Company hereby agrees to employ the Employee, and the Employee hereby agrees to serve, commencing on the Effective Date, in the capacity of CEO.

1.2.
In such capacity, the Employee shall perform the duties, undertake the responsibilities and exercise the authority customarily performed, undertaken and exercised by persons situated in similar capacities, subject to the instructions and policies of the Board of Directors of the Company. The Employee shall report regularly to the Chairman of the Board of Directors (the “Chairman”) with respect to his activities

1.3.
The Employee is employed on a full time basis, and hereby undertakes to devote his full time, attention, skill, and effort exclusively to the performance of his duties in the Company and undertakes, during the term of this Agreement, not be engaged, directly or indirectly, in any other employment, render services to or engage actively in any other business activities, with or without compensation, for any other person, firm or company, without the prior written consent of the Chairman, which shall not be unreasonably withheld; provided however that such consent shall be subject to those approvals required under any applicable law, to the extent required. Without derogating to the above, the Company acknowledges that the CEO is acting as a director at a family company and provides consulting services to third parties in de minims scope. The Employee shall perform his duties and responsibilities to the best of his abilities in a diligent, trustworthy, businesslike and efficient manner.

1.4.
The parties hereto confirm that this is a personal services contract and that the relationship between the parties hereto shall not be subject to any general or special collective employment agreement or any custom or practice of the Company in respect of any of its other employees or contractors or consultants.

1.5.
The Employee's position, duties and responsibilities hereunder shall be in the nature of management duties that demand a special degree of personal loyalty and the terms of employment hereunder shall not permit application to this Agreement of the Law of Work Hours and Rest 5711 - 1951. Accordingly, the statutory limitations of such law shall not apply to this Agreement. The Employee shall not be entitled to additional compensation from the Company for working additional hours or working on holidays or Sabbaths, as required by the Company.

2.	Salary

2.1.
In consideration for the Employee's employment with the Company on a full time basis, as specified herein, the Company agrees to pay to the Employee, starting on the Effective Date, a gross salary of NIS 65,000 (Sixty Five thousand New Israeli Shekels) per month (the "Salary").

2.2.	The Salary shall be payable monthly in arrears no later than the ninth business day of each month, during the term of the Employee's engagement hereunder.

2.3.	It is hereby agreed that the Salary shall be reviewed on an annual basis and may be increased at the Company's sole discretion, subject to the approvals required under applicable law.

3.	Bonus

Employee shall be entitled to an annual cash bonus equal to up to six (six) months gross Salaries and to a grant of Options to purchase Ordinary Shares of the Company (the "Options") in up to total value of One month gross Salary (calculated with Black and Scholes formula) (together the “Bonus”), subject to achievement of certain goals set for a particular calendar year. The terms of the Options, including the vesting terms and other conditions, shall be determined according to the Company's valid Option plan at the time of the grant. The price of the granted shares will be the higher between the average price during for the 30 days prior to the date of grant or the average price for the 30 days prior to December 31st of that particular calendar year.

3.1.
No later than 45 days after the beginning of each calendar year, the Compensation Committee and Board of Directors, after receipt of the Chairman’s recommendations, shall set those certain goals the achievement of which shall entitle Employee to the Bonus, in whole or in part. Those goals shall be determined according to the Company's compensation policy at that time and may be subject to the approval of  the general meeting of the shareholders. Determination whether those certain goals were achieved, in whole or in part, shall be made by the Board of Directors.

4.	Additional Benefits

4.1.	In addition to the Salary, and starting as of the Effective Date, the Employee shall receive the following benefits from the Company:

4.1.1.
Vacation. The Employee shall be entitled to an annual vacation of 24 Working Days per year of continuous employment with the Company. A "Working Day" shall mean Sunday thru Thursday, inclusive. The Employee may be entitled, in accordance with the company vacation policy, to  accumulate un-used vacation Working Days of up to 10% of the annual entitlement,  in accordance with applicable law and the Company vacations days policy.

4.1.2.	Sick Leave. The Employee shall be entitled to fully paid sick leave pursuant to the Sick Pay Law 5736-1976, from his first sickness day.

4.1.3.
Manager's Insurance. The Company shall effect a Manager's Insurance Policy and/or a pension plan, as per the Employee’s request (the “Insurance Policy”) in the name of the Employee, and shall pay a sum equal to 13.33% of the Employee's Salary towards such Insurance Policy, of which 8.33% will be on account of severance pay and 5%in account the company's payments (“Tagmuley Maasik”). The Company shall deduct 5% from the Employee’s Salary to be paid on behalf of the Employee towards such Insurance Policy as pension fund payment (“Tagmulim”). The Company shall also pay an amount equal to up to 2.5 % of the Salary for a long term disability insurance.

4.1.4.
Education Fund Contributions. The Company shall pay a sum equal to 7.5% of the Salary, and shall deduct 2.5% from the Employee’s Salary to be paid on behalf of the Employee toward a further education fund (“Keren Hishtalmut”). Use of these funds shall be in accordance with the by-laws of such fund.

4.1.5.
Such payments to such further education fund shall be up to the maximum amount allowable under the tax regulations without causing any tax liability, and any amount exceeding such ceiling will be added to the monthly Salary.

4.1.6.	Indemnification. The Company shall provide the Employee with an officer indemnification letter, as customary in the Company.

4.1.7.
Company Cellular Phone. The Employee shall be entitled to full reimbursement of his cellular telephone expenses. The Company shall bear the maximal permitted tax deduction (“Gilum”) that may be imposed as a result of this benefit.

4.1.8.	Company ADSL line at the employee home office.

4.1.9.
Company Car. The Employee shall be entitled to the use of a Company car, which belongs to the equivalent of Group 5 as was applicable until January 2010 and the Company shall pay expenses incurred resulting connection with the use of such car, including fixed and variable maintenance costs, licenses, insurance, gas and repairs; all according to the Company's policy at the time. The Company shall not pay any fines, reports or other traffic offenses incurred by Employee. The Employee shall execute a separate Company Car Agreement as a condition for the provision of the company car hereunder. The company shall bear the maximal permitted tax deduction (“Gilum”) that may be imposed as a result of this benefit.

4.1.10.
Re-Adjustment Payment. in the event that the Employee shall resign from his position, the Employee shall be entitled to a re-adjustment payment in an amount equal to four (4) monthly Salaries, including the additional benefits set forth herein, payable at the end of the notice period. In the event that the Employee's employment shall be terminated by the Company (other than in case of breach of fiduciary duty), the Employee shall be entitled to a re-adjustment payment  in a sum equal to six (6) monthly Salaries, including the additional benefits set forth herein payable at the end of the notice period.

4.1.11.
Employee shall bear all taxes that may be imposed as a result of any benefits granted hereunder, unless specified otherwise herein, and the Company may deduct any withholding tax, as required under any applicable law.

5.	Expenses

5.1.
The Employee shall be entitled to be reimbursed for all reasonable expenses incurred by CEO in fulfilling his duties in his position as Employee, including full reimbursement of cellular phone expenses, and travel expenses in Israel and abroad.

6.	Proprietary Information

6.1.
The Employee acknowledges and agrees that he will have access to confidential and proprietary information concerning the business and financial activities of the Company and information and technology regarding the Company's product research and development, including without limitation, the Company's banking, investments, investors, properties, employees, marketing plans, customers, trade secrets, and test results, processes, data and know-how, improvements, inventions, techniques and products (actual or planned). Such information, whether documentary, written, oral or computer generated, shall be deemed to be and referred to as "Proprietary Information".

6.2.
Proprietary Information shall be deemed to include any and all proprietary information disclosed in any manner by or on behalf of the Company and irrespective of form, but excluding information that (i) shall have appeared in any printed publication or patent or shall have become a part of the public knowledge except as a result of a breach of this Agreement by the Employee; (ii) as established by written records, shall have been received by the Employee from a third party having no obligation to the Company, (iii) reflects general skills and experience gained during the Employee's engagement by the Company, or (iii) reflects information and data generally known within the industries or trades in which the Company transacts business.

6.3.
The Employee agrees and declares that all Proprietary Information, patents and other rights in connection therewith shall be the sole property of the Company and its assigns. At all times, both during his engagement by the Company and after its termination, the Employee will keep in confidence and trust all Proprietary Information, and the Employee will not use or disclose any Proprietary Information or anything relating to it without the written consent of the Company, except as may be necessary to perform his duties as an employee of the Company.

6.4.
The Employee recognizes that the Company received and will receive confidential or proprietary information from third parties subject to a duty on the Company's part to maintain the confidentiality of such information and to use it only for certain limited purposes. At all times, both during his employment and after its termination, the Employee undertakes to keep and hold all such information in strict confidence and trust, and he will not use or disclose any of such information without the prior written consent of the Company, except as may be necessary to perform his duties as an employee of the Company and consistent with the Company's agreement with such third party. Upon termination of his employment with the Company, Employee shall act with respect to such information as set forth in Section 8.4, mutatis mutandis.

6.5.	The Employee's undertakings in this Section 6 shall remain in full force and effect after termination of this Agreement or any renewal thereof.

7.	Disclosure and Assignment of Inventions

7.1.
The Employee understands that the Company is engaged in a continuous program of research, development, production and marketing in connection with its business and that, as an essential part of his employment with the Company, he is expected to make new contributions to and create inventions of value for the Company. Employee agrees to share with the Company all his knowledge and experience.

7.2.
From and after the date he first became associated with the Company, the Employee undertakes and covenants that he will promptly disclose in confidence to the Company all inventions, improvements, designs, original works of authorship, formulas, concepts, techniques, methods, systems, processes, compositions of matter, computer software programs, databases, mask works, and trade secrets, related to the Company’s business or current or anticipated research and development, whether or not patentable, copyrightable or protectable as trade secrets, that are made or conceived or first reduced to practice or created by his, either alone or jointly with others, during the period of his employment, whether or not in the course of his employment ("Inventions").

7.3.	The Employee agrees that all Inventions, as defined above, that are developed during the term hereof will be the sole and exclusive property of the Company ("Company Inventions").

7.4.
The Employee hereby irrevocably transfers and assigns to the Company: (a) all worldwide patents, patent applications, copyrights, mask works, trade secrets and other intellectual property rights in any Company Invention; and (b) any and all "Moral Rights" (as defined below) that he may have in or with respect to any Company Invention. He also hereby forever waives and agrees never to assert any and all Moral Rights he may have in or with respect to any Company Invention, even after termination of his work on behalf of the Company. "Moral Rights" mean any rights of paternity or integrity, any right to claim authorship of an invention, to object to any distortion, mutilation or other modification of, or other derogatory action in relation to, any invention, whether or not such would be prejudicial to his honor or reputation, and any similar right, existing under judicial or statutory law of any country in the world, or under any treaty, regardless of whether or not such right is denominated or generally referred to as a "moral right".

7.5.
The Employee agrees to assist the Company in every proper way to obtain for the Company and enforce patents, copyrights, mask work rights, and other legal protections for the Company's Inventions in any and all countries. He will execute any documents that the Company may reasonably request for use in obtaining or enforcing such patents, copyrights, mask work rights, trade secrets and other legal protections. His obligations under this Section 7.5 will continue beyond the termination of his employment with the Company, provided that the Company will compensate his at a reasonable rate for time or expenses actually spent by his at the Company's request on such assistance after such termination. The Employee hereby irrevocably appoints the Chairman of the Board of Directors of the Company or any officer in the Company in his place as his attorney-in-fact to execute documents on his behalf for this purpose.

8.	Termination

8.1.
This Agreement shall enter into effect subject to the approvals required under applicable law including the general shareholders meeting, upon the Effective Date and shall remain in effect until terminated by either party hereto by prior written notice of no less than 90 (ninety) days.

8.2.
Notwithstanding the aforesaid, in case the Employee elects to terminate the agreement, the board of directors, at its discretion, will have the right to shorten the notice period, in addition.  The Company shall be entitled to terminate this Agreement with immediate effect, without prior notice, in case of termination for Cause (as defined below).

For purposes of this Agreement, termination for “Cause” shall mean and include: (i) conviction of any felony involving moral turpitude or affecting the Company and/or any of its affiliates; (ii) any refusal to carry out a reasonable directive of the Company's Board of Directors, which involves the business of the Company or its affiliates and was capable of being lawfully performed; (iii) a serious breach of trust including, without limitation, theft, self-dealing, embezzlement of funds of the Company and/or any of its affiliates; (iv) ownership direct or indirect, of an interest in a person or entity (other than a minority interest in a publicly traded company) in competition with the products or services of the Company and/or any of its affiliates, including those products or services contemplated in a plan adopted by the board of directors of the Company; (v) any breach of the Employee’s duties of care to the Company (except for conduct taken in good faith); (vi) any conduct (other than conduct in good faith) materially detrimental to the Company and/or any of its affiliates; (vii) any breach by the Employee of the provisions of Sections 7 or 8 herein; (viii) dishonesty by the Employee effecting the Company and/or any of its affiliates as reasonably determined by the board of directors of the Company, and (ix) under circumstances in which upon termination by the Company the Employee’s right to receive severance pay under applicable Israeli law is invalidated.

8.3.
During the period following notice of termination by any party for any reason, the Employee shall cooperate with the Company and use his best efforts to assist the integration into the Company’s organization of the person or persons who will assume the Employee’s responsibilities. At the option of the Company, the Employee shall during such period either continue with his duties or remain absent from the premises of the Company.

8.4.
The Employee agrees that upon termination of his employment with the Company, for any reason, he shall (i) promptly deliver and/or return to the Company all the documents, diskettes or other magnetic media, letters, notes, reports and other papers in his possession and relating to his employment with the Company, as well as any equipment and/or other property belonging to the Company which was placed at his disposal, including the Employee’s badge or other equipment; and (iii) coordinate the orderly handing over of his position according to the timetable determined by the Company's board of directors, and hand over in an orderly fashion and in accordance with Company procedures his position, the documents and all the other matters dealt with by his to such person as the Company instructs, all to the satisfaction of the Company.

9.	Mutual Representations

9.1.
The Employee represents and warrants to the Company that there is no limitation or restriction under any law, agreement or otherwise preventing his from entering into this Agreement or preventing or limiting him from performing all of his undertakings hereunder and that the execution and delivery of this Agreement and the fulfillment of the terms hereof (i) will not constitute a default under or conflict with any agreement or other instrument to which he is a party or by which he is bound, and (ii) do not require the consent of any person or entity.

9.2.
The Company represents and warrants to the Employee that this Agreement has been duly authorized, executed and delivered by the Company and that the fulfillment of the terms hereof (i) will not constitute a default under or conflict with any agreement of other instrument to which it is a party or by which it is bound, and (ii) do not require the consent of any person of entity, other than those consents obtained prior to the execution hereof.

9.3.
Each Party hereto warrants and represents to the other that this Agreement constitutes the valid and binding obligation of such party enforceable against such party in accordance with its terms subject to applicable bankruptcy, insolvency, moratorium and similar laws affecting creditors' rights generally, and subject, as to enforceability, to general principles of equity (regardless if enforcement is sought in proceeding in equity or at law).

10.	Notice; Addresses

10.1.	The addresses of the parties for purposes of this Agreement shall be the addresses set forth above, or any other address which shall be provided by due notice.

10.2.
All notices in connection with this Agreement shall be sent by registered mail or delivered by hand to the addresses set forth above, and shall be deemed to have been delivered to the other party at the earlier of the following two dates: if sent by registered mail, as aforesaid, five business days from the date of mailing; if delivered by hand - upon actual delivery or proffer of delivery (in the event of a refusal to accept it) at the address of the addressee. Delivery by cable, telex, facsimile or other electronic communication shall be sufficient and be deemed to have occurred upon electronic confirmation of receipt.

11.	Miscellaneous

11.1.	The preamble to this Agreement constitutes an integral part hereof.

11.2.	Headings are included for reference purposes only and are not to be used in interpreting this Agreement.

11.3.
The provisions of this Agreement are in lieu of the provisions of any collective bargaining agreement, and therefore, no collective bargaining agreement shall apply with respect to the relationship between the parties hereto (subject to the applicable provisions of law).

11.4.
No failure, delay or forbearance of either party in exercising any power or right hereunder shall in any way restrict or diminish such party's rights and powers under this Agreement, or operate as a waiver of any breach or nonperformance by either party of any terms or conditions hereof.

11.5.
Any determination of the invalidity or unenforceability of any provision of the Agreement shall not affect the remaining provisions hereof unless the business purpose of this Agreement is substantially frustrated thereby.

11.6.
This Agreement is personal and non-assignable by the Employee. It shall inure to the benefit of any corporation or other entity with which the Company shall merge or consolidate or to which the Company shall lease or sell all or substantially all of its assets. ,

11.7.
This Agreement is the only agreement between the parties on the subject matter of the Agreement and supersedes and replaces all other agreements, whether written or oral, between the parties, concerning the subject matter of this Agreement.

11.8.
It is hereby agreed between the parties that the laws of the State of Israel shall apply to this Agreement and that the sole and exclusive place of jurisdiction in any matter arising out of or in connection with this Agreement shall be the applicable Tel-Aviv court.

[Signature Page Immediately Following]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

Mazor Robotics Ltd.

By: /s/ Jonathan Adereth
Name: Jonathan Adereth
Title: Chair of the Board of Directors

Ori Hadomi

By: /s/ Ori Hadomi
Ori Hadomi